Castle Hill Capital Partners, Inc.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEA RULE 17A-5
AND CFTC REGULATION 1.17

Year Ended December 31, 2022

The report is filed in accordance with Rule 17a-5(e)(3)under the Securiteis Exchange Act of 1934 as a PUBLIC DOCUMENT

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Castle Hill Capital Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

216 East 45th Street, Suite 1301
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Geoffrey L Webster	212-784-6104	gwebster@castlehillcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey L Webster _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Castle Hill Capital Partners, Inc. _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Financial Officer

_____ 3/23/23
Notary Public

VITA IVANOVA
Notary Public - State of New York
NO. 01IV6414110
Qualified in Kings County
My Commission Expires Feb 16, 2025

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Castle Hill Capital Partners, Inc.

Contents
Year Ended December 31, 2022

Financial Statements

 **SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Castle Hill Capital Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Castle Hill Capital Partners, Inc. (the "Company") as of December 31, 2022, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditors since 2017.

Denver, Colorado
March 8, 2023



Castle Hill Capital Partners, Inc.

Statement of Financial Condition
Year Ended December 31, 2022

ASSETS

Cash	$	315,326
Accounts Receivable		2,551,218
Prepaid Expenses		-
Security Deposit		12,000
TOTAL ASSETS	**$**	**2,878,544**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts Payable and Concessions Payable	$	2,242,424
Accrued Expenses		87,930
TOTAL LIABILITIES	**$**	**2,330,354**
SHAREHOLDERS' EQUITY	**$**	**548,190**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**2,878,544**

The accompanying notes are an integral
part of these financial statements

Castle Hill Capital Partners, Inc.

Notes to Financial Statements
Year Ended December 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

Castle Hill Capital Partners, Inc. ("the Company") is a securities broker-dealer registered with the Securities and Exchange commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"), incorporated on September 5, 1997 in the state of New York. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company acts as a broker-dealer and does not claim an exemption from SEA Rule 15c3-3, in reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company represents that it does not and will not (i) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) does not and will not carry accounts of or for customers and (iii) does not and will not carry PAB accounts. The Company's securities transactions consist primarily of introducing customer accounts to other broker dealers. The Company is compensated for these introductions based on net revenues generated, via a commission sharing agreement. The Company engages in Third Party Marketing and Private Placements of securities issued by its private company clients for a fee to accredited investors and institutions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash - The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The Company believes it is not exposed to any significant risk on cash.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Service code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholders are liable for individual federal income taxes on their share of the Company's income, deductions, losses and credits.

Revenue Recognition - Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Accounts Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts, if any. On a periodic basis the Company evaluates accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case by case basis.

Marketing Fees Receivable - Based on terms of various contracts and the estimated collections, the projected receivables as of 2022 year-end to be collected over the next three years are as follows: 2023 - $1,294,400; 2024 - $662,922; 2025 - $111,250, with no current receivables extending beyond 2025.

Uncertain tax positions - The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2022, and does not expect any material adjustments to be made. The tax years 2022, 2021, 2020, and 2019, remain open to examination by the major taxing jurisdictions to which the entity is subject.

Use of estimates - The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements
Year Ended December 31, 2022

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1). At December 31, 2022 the Company had net capital of $280,303 which was $186,605 in excess of its required net capital of $93,698. The Company's ratio of aggregate indebtedness to net capital was 476%.

4. INDEMNIFICATIONS

In the normal course of its business, the entity indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the entity. The maximum potential amount of future payments that the entity could be required to make under these indemnifications cannot exceed the commissions receivable from the service provider. As such, the entity believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. OPERATING LEASES

The Company maintains 1 office location secured by short term leases. It's main office location at 216 East 45th St., Suite 1301, New York, NY 10017 was executed on November 1, 2019 and was for a one year term. This lease currently is month to month at a price of $4000/mo , or $48,000/yr. The Company's Florida Branch Office was closed and vacated in April of 2022.

6. 401(k) AND PROFIT SHARING PLAN

The Company currently has a 401(k) & Profit Sharing Plan. 401(k) contributions are made on an individual basis, and new employees are eligible to join the plan after six (6) months of service.

7. FINANCIAL INSTRUMENTS AND CONTINGENCIES

The Company is engaged in business with various counterparties. In the event that counterparties do not fulfill their obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business. The Company's financial instruments, including cash, other assets, accounts receivable, account payable and accured expenses are carried at amounts that approximate fair value due to the short-termnature of those instruments.

8. SUBSEQUENT EVENTS

As of March 8, 2023 the Company has conducted a subsequent review of its financial operations and has found no subseqent events.